THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

February 2, 2009

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:      Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

RE:	Grace 1, Inc.
Form 10-KSB/A for the Fiscal Year Ended
May 31, 2008
Filed January 23, 2009
File No.: 000-52061

Dear Ms. Jenkins:

Below please find our revised responses to the Commission’s comments in its letter dated January 30, 2009 (the “Comment Letter”) relating to the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company simultaneously with the delivery of this response letter, the Company has filed Amendment No. 3 to the Company’s Annual Report for the Fiscal Year Ended May 31, 2008 therein reflecting our responses below.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

Item Form 10-KSB/A for the Fiscal Year Ended May 31, 2008

Item 9A. Controls and Procedures

1.	We note your second amended filing was on Form 10-KSB/A. Considering you initially filed on Form 10-K/A, tell us why you believe it is appropriate to use Form 10-KSB to amend to file on Form 10-K.

Response:

The Company inadvertently filed Amendment No. 2 on Form 10-K/A.  Amendment No. 3 has been filed on Form 10-K.

Section 302 Certifications

2.
In connection with the comment above, we note your Section 302 certifications contain several instances of the term “small business issuer” instead of “registrant.”  As you are no longer a small business Registrant, please revise your certifications accordingly.

Response:

The Company has amended the Section 302 certifications to replace the term “small business issuer” with “registrant.”

CERTIFICATION

I, Virginia K. Sourlis, Esq., the President (Principal Executive Officer and Principal and Financial/Accounting Officer) and sole Director, of Grace 1, Inc., a Delaware corporation (the “Company”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s annual report on Form 10-K for the fiscal year ended May 31, 2008, and Amendment No. 3 thereto;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certification this 2nd of February 2009.

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq. President of Grace 1, Inc. (Principal Executive Officer) (Principal Financial Officer)